FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the month of July 2008

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

35 Efal Street, Petach Tikva, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commissionpursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-___________

        On July 22, 2008, Aladdin Knowledge Systems Ltd. (the “Registrant”) posted a corrective notice in the Investor Relations section of the Registrant’s website, relating to the press release published by the Registrant on July 21,2008 with respect to its second quarter of 2008 financial results. A copy of the corrective notice is attached hereto as Exhibit A.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Aviram Shemer —————————————— Aviram Shemer Chief Financial Officer

Date: July 22, 2008